UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934


ENTERPRISE PRODUCTS PARTNERS L.P.
---------------------------------
(Name of Issuer)

COMMON UNITS, REPRESENTING LIMITED PARTNER INTERESTS
----------------------------------------------------
(Title of Class of Securities)

293792-10-7
-----------
(CUSIP Number)

DECEMBER 31, 1999
-----------------
(Date of Event Which Requiring Filing of this Statement)

















Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[  ] Rule 13d-1(b)
[X ] Rule 13d-1(c)
[  ] Rule 13d-1(d)

CUSIP Number: 293792-10-7                              13 G



1)   Name of Reporting Person                               Dan L. Duncan

     S.S. or I.R.S. Identification No. of Above Person      ###-##-####

2)   Check the appropriate box if a member of a Group       (a) N/A
                                                            (b) N/A

3)   SEC Use Only

4)   Citizenship or place of organization                   U.S.A.

Number of Shares   (5)  Sole Voting Power                   O
Beneficially Owned (6)  Shared Voting Power                 34,855,619*
by Each Reporting  (7)  Sole Dispositive Power              0
Person with        (8)  Shared Dispositive Power            34,855,619*

9)   Aggregate Amount Beneficially Owned by
     Each Reporting Person                                  34,855,619*

10)  Check Box if the Aggregate Amount in Row (9)
     Excludes certain Shares                                N/A

11)  Percent of Class Represented by Amount in Row 9        76.5%**

12)  Type of Reporting Person                               IN


*Dan L. Duncan owns 57.1% of the Class A common stock of Enterprise Products Company (EPCO). EPCO indirectly owns 68% of the Common Units and is the grantor of and has termination power over the Enterprise Products 1998 Unit Option Plan Trust which was established in connection with an employee benefit plan and holds 1,035,504 Common Units. Enterprise Products Partners L.P. owns a 98.9% limited partner interest in Enterprise Products Operating L.P. (EPOLP). EPOLP is the grantor and has termination power over the EPOLP 1999 Grantor Trust which was established in connection with an employee benefit plan and holds 267,200 Common Units. EPC Partners II, Inc., a wholly-owned subsidiary of EPCO, holds 33,552,915 Common Units and 21,409,870 Subordinated Units representing limited partnership interests. The Subordinated Units may eventually convert to Common Units but are currently not convertible prior to June 30, 2001. The Subordinated Units are not included in this number.

**This percentage does not include the 21,409,870 Subordinated Units held by EPC Partners II, Inc., which may convert to Common Units.




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




CUSIP Number: 293792-10-7                              13 G


1)   Name of Reporting Person                              EPC Partners II, Inc.

     S.S. or I.R.S. Identification No. of Above Person     51-0371329

2)   Check the appropriate box if a member of a Group      (a)N/A
                                                           (b)N/A

3)   SEC Use Only

4)   Citizenship or place of organization                  Delaware

Number of Shares   (5)  Sole Voting Power                  33,552,915*
Beneficially Owned (6)  Shared Voting Power                0
by Each Reporting  (7)  Sole Dispositive Power             33,552,915*
Person with        (8)  Shared Dispositive Power           0

9)   Aggregate Amount Beneficially Owned by
     Each Reporting Person                                 33,552,915*

10)  Check Box if the Aggregate Amount in Row (9)
     Excludes certain Shares                               N/A

11)  Percent of Class Represented by Amount in Row 9       73.7%**

12)  Type of Reporting Person                               CO


*EPC Partners II, Inc. also holds 21,409,870 Subordinated Units representing limited partnership interests. These Subordinated Units may eventually convert to Common Units, but are not convertible prior to June 30, 2001. The Subordinated Units are not included in this number.

**This percentage does not include the 21,409,870 Subordinated Units held by the filer which securities may convert to Common Units.




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





CUSIP Number: 293792-10-7                              13 G



1)   Name of Reporting Person                             Enterprise Products
                                                          Company
     S.S. or I.R.S. Identification of Above Person        74-1675622

2)   Check the appropriate box if a member of a Group     (a) N/A
                                                          (b) X

3)   SEC Use Only

4)   Citizenship or place of organization                 Texas

Number of Shares   (5)  Sole Voting Power                 0
Beneficially Owned (6)  Shared Voting Power               34,855,619*
by Each Reporting  (7)  Sole Dispositive Power            0
Person with        (8)  Shared Dispositive Power          34,855,619*

9)   Aggregate Amount Beneficially  Owned by
     Each Reporting Person                                34,855,619*

10)  Check Box if the Aggregate Amount in Row (9)
     Excludes certain Shares                              N/A

11)  Percent of Class Represented by Amount in Row 9      76.5%**

12)  Type of Reporting Person                             CO



* EPCO indirectly owns 68% of the Common Units and is the grantor of and has termination power over the Enterprise Products 1998 Unit Option Plan Trust which was established in connection with an employee benefit plan and holds 1,035,504 Common Units. Enterprise Products Partners L.P. owns a 98.9% limited partner interest in Enterprise Products Operating L.P. (EPOLP). EPOLP is the grantor and has termination power over the EPOLP 1999 Grantor Trust which was established in connection with an employee benefit plan and holds 267,200 Common Units. EPC Partners II, Inc., a wholly-owned subsidiary of EPCO, holds 33,552,915 Common Units and 21,409,870 Subordinated Units representing limited partnership interests. The Subordinated Units may eventually convert to Common Units but are currently not convertible prior to June 30, 2001. The Subordinated Units are not included in this number.

**This percentage does not include the 21,409,870 Subordinated Units held by EPC Partners II, Inc., which may convert to Common Units.




Item 1(a). Name of Issuer:




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





CUSIP Number: 293792-10-7                              13 G

                    Enterprise Products Partners L.P.

Item 1(b).          Address of Issuer's Principal Executive Offices:
                    2727 North Loop West
                    Houston, Texas  77008

Item 2(a).          Name of Person Filing:
                    1. EPC Partners II, Inc.
                    2. Dan L. Duncan
                    3. Enterprise Products Company

Item 2(b).          Address of Principal Business Office or, if None, Residence:
                    1.       300 Delaware Avenue, 9th Floor
                             Wilmington, DE 19801
                    2. &3.   2727 North Loop West
                             Houston, Texas  77008

Item 2(c).          Citizenship:
                    1.       Delaware
                    2.       USA
                    3.       Texas

Item 2(d).          Title of Class of Securities:
                    Common Units representing limited partnership interests

Item 2(e).          CUSIP Number:
                    293792-10-7

Item 3.             This statement is filed pursuant to Rule 13d-1(c)

Item 4.             Ownership

                    1. EPC Partners II, Inc.
                    (a) Amount Beneficially Owned: 33,552,915*
                    (b) Percent of Class: 73.7%**
                    (c) Number of units as to which such persons have:
                       (i)   sole power to vote or to direct
                             the vote: 33,552,915*
                       (ii)  shared power to vote or to direct the vote:  0
                       (iii) sole power to dispose or to direct the
                             disposition of:  33,552,915*
                       (iv) shared power to dispose or to direct the disposition of: 0

                    2. Dan L. Duncan
                   (a)  Amount Beneficially Owned:34,855,619***
                   (b)  Percent of Class: 76.5%**




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





CUSIP Number: 293792-10-7                              13 G

                  (c)  Number of units as to which such persons have:
                       (i)   sole power to vote or to direct the vote: 0
                       (ii)  shared power to vote or to direct
                             the vote:34,855,619***
                       (iii) sole power to dispose or to direct the
                             disposition of: 0
                       (iv) shared power to dispose or to direct the disposition of: 34,855,619**

                  3.  Enterprise   Products  Company
                 (a)  Amount   Beneficially Owned:  34,855,619****
                 (b)  Percent of Class: 76.5%**
                 (c)  Number of units as to which such persons have:
                      (i)    sole power to vote or to direct the vote: 0
                      (ii)   shared power to vote or to direct
                             the vote:34,855,619****
                      (iii) sole power to dispose or to direct the disposition of: 0
                      (iv)   shared power to dispose or to direct the
                              disposition of:  34,855,619****

*EPC Partners II, Inc. also holds 21,409,870 Subordinated Units representing limited partnership interests. These Subordinated Units may eventually convert to Common Units, but are not convertible prior to June 30, 2001.

**This percentage does not include the 21,409,870 Subordinated Units held by EPC Partners II, Inc., which may convert to Common Units.

*** Dan L. Duncan owns 57.1% of the Class A common stock of Enterprise Products Company (EPCO). EPCO indirectly owns 68% of the Common Units and is the grantor of and has termination power over the Enterprise Products 1998 Unit Option Plan Trust which was established in connection with an employee benefit plan and holds 1,035,504 Common Units. Enterprise Products Partners L.P. owns a 98.9% limited partner interest in Enterprise Products Operating L.P. (EPOLP). EPOLP is the grantor and has termination power over the EPOLP 1999 Grantor Trust which was established in connection with an employee benefit plan and holds 267,200 Common Units. EPC Partners II, Inc., a wholly-owned subsidiary of EPCO, holds 33,552,915 Common Units and 21,409,870 Subordinated Units representing limited partnership interests. The Subordinated Units may eventually convert to Common Units but are currently not convertible prior to June 30, 2001. The Subordinated Units are not included in this number.

****Enterprise Products Company (EPCO) indirectly owns 68% of the Common Units and is the grantor of and has termination power over the Enterprise Products 1998 Unit Option Plan Trust which was established in connection with an employee benefit plan and holds 1,035,504 Common Units. Enterprise Products Partners L.P. owns a 98.9% limited partner interest in Enterprise Products Operating L.P. (EPOLP). EPOLP is the grantor and has termination power over the EPOLP 1999 Grantor Trust which was established in connection with an employee benefit plan and holds 267,200 Common Units. EPC Partners II, Inc., a wholly-owned subsidiary of EPCO, holds 33,552,915 Common Units and 21,409,870 Subordinated Units representing limited partnership interests. The Subordinated Units may eventually convert to Common Units but are currently not convertible prior to June 30, 2001. The Subordinated Units are not included in this number.



Item 5.  Ownership of Five Percent or Less of a Class.

                  Not applicable.





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





CUSIP Number: 293792-10-7                              13 G

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

Item 8.  Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.  Notice of Dissolution of Group.

                  Not applicable.

Item 10. Certification.

                  Not applicable.







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





CUSIP Number: 293792-10-7                              13 G

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 10, 2000

Signatures:

EPC Partners II, Inc.



By: /S/ VICTORIA L. GARRETT
---------------------------
Name: Victoria L. Garrett
Secretary





/S/ DAN L. DUNCAN
-----------------
Dan L. Duncan



Enterprise Products Company



By: /S/ GARY L. MILLER
----------------------
Gary L. Miller
Executive Vice President


----------------
Each Reporting Person certifies only the information in Item 4 regarding himself or itself, as the case may be.

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